Exhibit (a)(1)(n)

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Subject:	Option exchange deadline

Guys,

I’d like to remind you that the hard deadline for turning in your exchange option elections is 3/29 at 5 pm PST. There will be no exceptions as this process has to adhere to strict SEC rules. If you are planning to turn your elections in, please do it before the deadline. Please remember that the forms must be turned in either by hand delivery or fax. If you have questions about the offer or your specific situation, I encourage you to talk to Stock Admin, so you can make an informed decision.